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George R. Bason, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

Feb 16, 2016

Re:	Siliconware Precision Industries Co., Ltd. Amendment No. 3 to Combined Schedule TO-T and Schedule 13E-3 filed January 28, 2016 by Advanced Semiconductor Engineering, Inc., File No. 005-79592

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE”), we hereby submit ASE’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 3, 2016 with respect to the above-referenced Combined Schedule TO-T and Schedule 13E-3 (the “Schedule TO-T”) filed in connection with ASE’s offer to purchase up to 770,000,000 common shares, including those represented by American depositary shares, representing approximately 24.71% of the issued and outstanding share capital, of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in the United States and the Republic of China.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of ASE. All defined terms in this letter have the same meaning as in the Amended and Restated U.S. Offer to Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

General

1.	We note your response to prior comment 1. The information that was omitted from the disclosure document disseminated to security holders appears to be material. Accordingly, please promptly disseminate this information in a manner that is reasonably designed to inform security holders of these changes. See Exchange Act Rule 14d-4(d).

Response:

In response to the Staff’s comment, on February 16, 2016, ASE commenced mailing to SPIL’s shareholders the revisions to the U.S. Offer to Purchase contained in Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Schedule TO-T, dated January 20, 2016, January 28, 2016 and February 4, 2016 respectively (the “Supplemental Information”). ASE followed the same dissemination procedures in respect of the Supplemental Information as it did in respect of the Schedule TO-T.

**************

ASE has authorized us to confirm on its behalf that:

•	ASE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2	Feb 16, 2016

Please contact the undersigned at (212) 450-4340 should you require further information or have any questions.

Sincerely,

/s/ George R. Bason, Jr.

George R. Bason, Jr.

cc:	Joseph Tung Chief Financial Officer Advanced Semiconductor Engineering, Inc.